UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: May 15, 2008                         /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                        MAY 15, 2008

                     TUMI ANNOUNCES JOINT VENTURE AGREEMENT

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr David Henstridge, President, announces that the Company has entered into a joint venture agreement with Goldsearch Limited ("Goldsearch"), an Australian Stock Exchange publicly listed company (ASX-GSE). Under the terms of the joint venture agreement, Goldsearch may earn up to 70% interest in the Company's Jugansbo, Sala 4, Kobergs and Hallefors properties (see attached map) located in the Bergslagen District of Sweden (the "Properties"). Bergslagen lies immediately to the northwest of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metal and silver.

The initial minimum commitment by Goldsearch will be to fund a SkyTEM airborne electromagnetic and magnetic survey that is currently underway over the Properties (the "EM Survey"). The EM Survey consists of flight line spacings of one hundred metres (100m) and is being undertaken to identify prospective drill targets.

Also under the terms of the joint venture agreement, Goldsearch must incur expenses of Euros 100,000 (including the EM Survey) within year 1; Euros 300,000 in year 2; and total cumulative expenses of Euros 1,000,000 by the end of year 3.

Mr. Henstridge states "We look forward to working with Goldsearch's team in Sweden who will rapidly advance the geological knowledge of four of Tumi's seventeen licences in Sweden. We hope the EM surveys will define hidden conductors worthy of immediate follow-up."

ABOUT THE PROPERTIES:

JUGANSBO (1,406 HECTARES) AND SALA4 (226 HECTARES). Located 12 kms to the north of Sala, Sweden's biggest historic silver producer. Cu-Pb-Zn-Ag mineralization has been mined from small pits and shafts accessing massive sulphide occurrences within the same limestone formation that hosts the Sala deposit.

KOBERGS (539 HECTARES). Silver, lead, zinc and iron sulphides and tungsten mineralization have been discovered within a 2 km- long sequence of dolomite and limestone. The licence secures the historic Bjorntjarn mine, a small zinc producer.

HALLEFORS (794 HECTARES). Hallefors is Sweden's second largest historic silver producer after Sala and produced in excess of 480,000 ozs. The silver mines are located about 8 kms north of Hallefors township and 210 kms west north-west of Stockholm, Sweden, in the westernmost part of the Bergslagen mineral district. Silver-lead-zinc mineralization occurs over a 2.5 km long by 0.5 km wide area consisting of two principal belts, the eastern and western mines.

The eastern mine consists of a complex of underground and surface workings over about 150m length and 20 - 30m width. It may project to the more recent Jan Olafs and Alfrida mines, a further 100m to the WNW. The workings at the original mine are known to extend at least to 95m depth. The western and middle mine ores occur in fissures that are perpendicular to, or at very steep angles to, the trend of the rhyolitic volcanics. The veins consisted of independent bodies of galena and sphalerite that extended to depths of between 147m and 200m. The first mining was performed in the eastern silver mine during 1635-1726, and the first mine in the western zone was developed in 1668. The Jan Olofs and Alfrida mines in the eastern zone were opened in the 1880's.



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Tumi Resources Limited
News Release May 15, 2008                                                 Page 2



No production figures are available for the eastern silver mine, but during 1878-1896 and 1915-1917, 9,000 tonnes were produced from the western silver mines grading approximately 1,560 g/t Ag, 12% Zn and 38% Pb. Records indicate that between 1639 and 1852, Hallefors produced just over 480,000 ozs of silver, and between 1843 and 1852 it produced 36.8 tonnes of lead. LKAB (1982) estimated that 96,000 tonnes have been mined, but no average grade was provided. More recently, Boliden extracted, by means of a decline, a small but high grade body of mineralization from the field. It is reported that about 4.5 tonnes of silver, 2,200 tonnes of zinc and 2,700 tonnes of lead were recovered.

The Company believes all four areas have excellent potential for discovering new silver/lead/zinc deposits and the initial exploration program will be to fly airborne EM over the licence areas.

The qualified person for the Company's projects, Mr. David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited Tumi's properties in the Bergslagen District of Sweden and has verified the contents of this news release.



On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.



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Tumi Resources Limited
News Release May 15, 2008                                                 Page 3




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         Location map of Hallefors property - see PDF format for details

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          Location map of Kobergs property - see PDF format for details

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   Location map of Jonsmossen & Sala4 properties - see PDF format for details


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